Mail Stop 3561
		August 17, 2005


Robert E. Williams, President
J R Bassett Optical, Inc.
600 S. W. 10th Street
Ocala, Florida 34474

	Re:      J R Bassett Optical, Inc.
			Form 10-KSB for Fiscal Year Ended
			December 31, 2004
			Filed July 22, 2005
			File No. 033-27651

Dear Mr. Williams:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2004

1. Please revise to file audited financial statements in accordance with Item 310(a) of Regulation S-B. The company is not considered an inactive registrant due to the fact that it sold stock during 2004.

2.	Please revise to remove the report of the certified public
accountants included under Item 3 as the association of the accountant provides no basis for reliance.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before September
8, 2005. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien at (202) 551-3355 if you have any questions.


Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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Mr. Williams
J R Bassett Optical, Inc.
August 17, 2005
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